Exhibit 99.2

For Immediate Release

Contact:	Mark H. Collin
Phone: 603-773-6612
Fax: 603-773-6605
Email: collin@unitil.com

Fitchburg Gas and Electric Light Company Sells Long-Term Notes

Hampton, NH – October 28, 2003: Unitil Corporation (AMEX: UTL) (www.unitil.com) today announced that its subsidiary, Fitchburg Gas and Electric Light Company (FG&E), issued and sold $10,000,000 of 6.79% Notes due October 15, 2025 to an institutional investor in the form of a private placement.  The proceeds from the sale of the Notes will be used to repay short-term indebtedness of FG&E. Merrill Lynch & Co. served as the placement agent for the issuance.

Unitil Corporation is a public utility holding company with subsidiaries providing electric service in New Hampshire, electric and gas service in Massachusetts and energy-related services throughout the Northeast. Its subsidiaries include Unitil Energy Systems, Inc., Fitchburg Gas and Electric Light Company, Unitil Power Corp., Unitil Realty Corp., Unitil Service Corp. and its unregulated business unit Unitil Resources, Inc. Usource L.L.C. is a subsidiary of Unitil Resources, Inc.

This press release contains forward-looking statements, which are subject to the inherent uncertainties in predicting future results and conditions. All statements, other than statements of historical fact, are forward-looking statements. Certain factors that could cause the actual results to differ materially from those projected in these forward-looking statements include, but are not limited to the following: variations in weather; changes in the regulatory environment; customers’ preferences on energy sources; general economic conditions; increased competition; fluctuations in supply, demand, transmission capacity and prices for energy commodities; and other uncertainties, all of which are difficult to predict, and many of which are beyond the control of Unitil Corporation.